press release

Sudhir Maheshwari to leave ArcelorMittal

28 October 2014

ArcelorMittal announces today that Sudhir Maheshwari, member of the Group Management Board, with responsibility for corporate finance; mergers, acquisitions and divestments; risk management; and India and China, is leaving the company to pursue other opportunities effective 31st March 2015.

Sudhir first joined the company in 1989 in Trinidad & Tobago.  He held various finance positions in Hamburg, Dusseldorf and Luxembourg before moving to London in 2000 to join the company’s M&A and corporate finance functions.  Following the merger with ISG Group to create Mittal Steel, Sudhir was appointed EVP Finance and M&A.  After the merger to create ArcelorMittal he became a member of the management committee, before being appointed to the Group Management Board in 2008.

Commenting, Lakshmi Mittal, Chairman and CEO, said: “Sudhir has been an exceptional colleague for twenty six years, playing a very important role in the company in various responsibilities.  I am very sad that he is leaving us, but respect his decision to pursue personal ambitions and wish him every success for the future.”

Aditya Mittal, CFO and CEO of ArcelorMittal Europe, added: “I would like to thank Sudhir for his loyalty, commitment and performance over the years.  He has worked very closely with me on numerous mergers, acquisitions and financings including the initial IPO in 1997 and the merger with Arcelor to create ArcelorMittal in 2006.  He is a highly respected and valued colleague and will be much missed.”

Sudhir said: “It has been an incredible twenty six years.  When I joined the company in Trinidad I could not have imagined the subsequent journey we would take.  It has been a privilege and great experience to have been part of the story and I would like to thank Mr Mittal, Aditya and all my colleagues for giving me this opportunity.  It has not been an easy decision to leave, but I will continue to follow the company with great interest and am sure it will continue to go from strength to strength.”

Sudhir’s responsibilities will be shared between senior ArcelorMittal executives, who will report to other GMB members on these functions.

The company has announced a number of other organisational changes today, details of which can be found on the website, http://corporate.arcelormittal.com